Overplay Games, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Overplay Games, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
April 18, 2023

Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2022	2021
ASSETS		
Current Assets		
Cash and Cash Equivalents	15,672	767,537
Total Current Assets	15,672	767,537
Non-current Assets		
Intangible Assets: Software Development & Domain, net of Accumulated Amortization	1,276,593	423,286
Total Non-Current Assets	1,276,593	423,286
TOTAL ASSETS	1,292,265	1,190,823
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	14,521	328
Accrued Interest - Notes Payable	5,456	2,877
Other Liabilities	141	141
Total Current Liabilities	20,117	3,346
Long-term Liabilities		
Future Equity Obligations (SAFE Notes)	2,340,000	1,500,000
Notes Payable - Related Party	170,000	75,000
Total Long-Term Liabilities	2,510,000	1,575,000
TOTAL LIABILITIES	2,530,117	1,578,346
EQUITY		
Additional Paid in Capital	12,203	12,203
Accumulated Deficit	(1,250,055)	(399,725)
Total Equity	(1,237,852)	(387,522)
TOTAL LIABILITIES AND EQUITY	1,292,265	1,190,823

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2021	3,094,406	-	12,203	(150,389)	(138,186)
Issuance of Common Stock	6,450,000	-	-	-	-
Additional Paid in Capital	-	-	-	-	-
Net Income (Loss)	-	-	-	(249,337)	(249,337)
Ending Balance 12/31/2021	9,544,406	-	12,203	(399,725)	(387,522)
Issuance of Common Stock	-	-	-	-	-
Additional Paid in Capital	-	-	-	-	-
Net Income (Loss)	-	-	-	(850,329)	(850,329)
Ending Balance 12/31/2022	9,544,406	-	12,203	(1,250,055)	(1,237,852)

Statement of Operations

	Year Ended December 31,	
	2022	**2021**
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing	10,941	14,429
General and Administrative	384,511	201,785
Research and Development	197,281	24,693
Depreciation	-	5,234
Amortization	255,018	89
Total Operating Expenses	847,751	246,230
Operating Income (loss)	(847,751)	(246,230)
Other Expense		
Interest Expense	2,578	3,107
Other	-	-
Total Other Expense	2,578	3,107
Earnings Before Income Taxes	(850,329)	(249,337)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(850,329)	(249,337)

Statement of Cash Flows

	Year Ended December 31,	
	2022	**2021**
OPERATING ACTIVITIES		
Net Income (Loss)	(850,329)	(249,337)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	-	5,234
Amortization	255,018	89
Accounts Payable	14,193	(406)
Accrued Interest - Notes Payable	2,578	468
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	271,789	5,385
Net Cash provided by (used in) Operating Activities	(578,540)	(243,952)
INVESTING ACTIVITIES		
Software Development	(1,108,325)	(420,713)
Domain	-	(2,663)
Computer Equipment	-	(5,234)
Net Cash provided by (used by) Investing Activities	(1,108,325)	(428,609)
FINANCING ACTIVITIES		
Future Equity Obligations (SAFE Notes)	840,000	1,500,000
Notes Payable - Related Party	95,000	(60,000)
Net Cash provided by (used in) Financing Activities	935,000	1,440,000
Cash at the beginning of period	767,537	98
Net Cash increase (decrease) for period	(751,865)	767,439
Cash at end of period	15,672	767,537

Overplay Games, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Overplay Games, Inc ("the Company") was formed in Delaware on August 2nd, 2017. The Company is a user-generated gaming platform where you use video and AI-powered tools to make your own games in minutes and share them with the world. The Company's headquarters is in New York, New York.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Capitalized External-Use Software Costs

We are required to follow the guidance of Accounting Standards Codification 985-20 ("ASC 985"), Software to be Sold, Leased, or Marketed in accounting for the cost of computer software developed for external-use and the accounting for web-based product development costs. ASC 985 requires companies to capitalize qualifying computer software costs only after technological feasibility is achieved at which point the software is considered a company asset and will be amortized on a straight-line basis over its estimated useful life. Until such feasibility is achieved, all development costs for software that is to be sold, leased, or otherwise marketed must be recorded as research and development expenses at the time they are incurred.

Costs related to post implementation activities once the software is available for sale are expensed as incurred. The Company's platform has not been released to the general public as of December 31, 2022. External-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 15 years.

Intangible Asset	Useful Life in Years	Cost	Accumulated Amortization	Disposals	Book Value as of 12/31/22
Software Development	15	1,529,038	(254,840)	-	1,274,198
Domain Name	25	2,663	(267)	-	2,396
Grand Total	**-**	**1,531,700**	**(255,107)**	**-**	**1,276,593**

Intangible Assets

The Company's intangible asset consists of a domain name and is recorded at cost less accumulated amortization and impairment losses on a systematic basis over its life of 25 years. The ending balance of this asset was $2,574 and $2,396 as of December 31, 2021 and 2022, respectively.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company has no equity-based compensation plans.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and Delaware. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In December 2018, the Company entered into a loan agreement with its Co-Founder and CEO for $10,000 with an interest rate of 3.0% and maturity upon demand. This loan is unsecured, has no monthly payment requirements, and will not be repaid in 2023. The ending balance of this loan, including principal and accrued interest, was $11,255 and $10,927 as of December 31, 2022 and 2021, respectively.

In December 2019, the Company entered into a loan agreement with its Co-Founder and CEO for $60,000 with an interest rate of 3.0% and maturity upon demand. This loan was unsecured, had no monthly payment requirements, and was repaid in full in June 2021.

In December 2020, the Company entered into a loan agreement with its Co-Founder and CEO for $65,000 with an interest rate of 3.0% and maturity upon demand. This loan is unsecured, has no monthly payment requirements, and will not be repaid in 2023. The ending balance of this loan, including principal and accrued interest, was $68,959 and $66,950 as of December 31, 2022 and 2021, respectively.

In December 2022, the Company entered into a loan agreement with its Co-Founder and CEO for $47,000 with an interest rate of 3.0% and maturity upon demand. This loan is unsecured, has no monthly payment requirements, and will not be repaid in 2023. Throughout the month of December, a total of $32,000 was repaid resulting in an ending balance, including principal and accrued interest, of $15,038 as of December 31, 2022.

In December 2022, the Company entered into a loan agreement with its Co-Founder and COO for $80,000 with an interest rate of 3.0% and maturity upon demand. This loan is unsecured, has no monthly payment requirements, and will not be repaid in 2023. The ending balance of this loan, including principal and accrued interest, was $80,204 as of December 31, 2022.

Please see "Subsequent Events" note regarding additional loans from the Company's founders and their immediate family.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Simple Agreements for Future Equity (SAFE) - During the period ending December 31, 2021 and 2022, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company in the form of the same class and series of Preferred Stock sold during a qualified equity financing event equal to the SAFE purchase price divided by either (a) the price per share equal to the Post-Money Valuation Cap divided by the Company Capitalization, (b) lowest price per share sold during this equity financing event, or (c) the price per share sold in the equity financing event multiplied by 80-85%, whichever calculation results in the greatest number of shares per the conversion options in the corresponding SAFE agreement. Alternatively, the agreements provide the right of the investor to receive a portion of the proceeds during a qualified liquidity event equal to the greater of (i) the SAFE purchase price, or (ii) the amount payable on the number of shares of Common Stock equal to the SAFE purchase price divided by the price per share equal to the (x) Post-Money Valuation Cap divided by (y) the Company Capitalization immediately prior to a liquidity event ("the Liquidity Price"). Furthermore, in the event the Company pays a dividend on outstanding shares of Common Stock while these SAFE agreements are outstanding, the Company will pay the dividend amount to these SAFE Investors at the same time. The dividend amount shall be determined as the dividend that is paid per share of Common Stock multiplied by (x) the SAFE purchase price divided by (y) the Liquidity Price (treating the dividend date as a liquidity event solely for purposes of calculating such liquidity price). Lastly, each agreement is subject to a valuation cap of $6.5-25M or no valuation cap at all.

In addition, in January 2021, the Company entered into one particular SAFE agreement with a third party bearing no maturity nor interest. This agreement provides the right of the investor to future equity in the Company in the form of the same class and series of Preferred Stock sold during a qualified equity financing event equal to 7% of the Company's fully-diluted capitalization following the first future equity financing of at least $1,000,000. Alternatively, the agreement provides the right of the investor to receive a portion of the proceeds during a qualified liquidity event equal to either (i) the SAFE purchase price, or (ii) the amount payable on the number of shares of Common Stock equal to 7% of the Company's fully-diluted capitalization following the liquidity event. Similarly to the SAFE agreements disclosed above, in the event the Company pays or declares any dividend or other distribution on any equity securities, the investor shall be entitled to an equivalent dividend or distribution in an amount equal to such amount the investor would be entitled to receive had this SAFE converted to the corresponding class and series of shares pursuant to either the equity financing or liquidity event. Lastly, this agreement is not subject to any valuation cap.

Please see "Related Party Transactions" note regarding loans from the Company's Co-Founder and CEO / COO.

Please see "Subsequent Events" note regarding additional SAFE agreements.

Debt Summary

	For the Year Ended December 2022	For the Year Ended December 2021

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
SAFE Notes	2,340,000	N/A	N/A	-	2,340,000	2,340,000	-	-	1,500,000	1,500,000	-
Notes Payable	170,000	3%	On Demand	-	170,000	170,000	5,456	-	75,000	75,000	2,877
Total				-	**2,510,000**	**2,510,000**	**5,456**	-	**1,575,000**	**1,575,000**	**2,877**

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	-
2024	170,000
2025	-
2026	-
2027	-
Thereafter	-

*The SAFE agreements mature during a qualified equity financing or liquidity event which can occur in any year.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 shares of Common Stock with a par value of $0.0001 per share. 9,544,406 shares were issued and outstanding as of December 31, 2021 and 2022.

Voting: Common Stockholders are entitled to one vote per share.

Dividends: The holders of Common Stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 18, 2023, the date these financial statements were available to be issued.

In January 2023, the Company entered into one additional loan agreement with its founder for a total of $25,000 bearing an interest rate of 3.0%, no security interest, and maturity upon demand.

In January 2023, the Company issued an additional $48,000 worth of SAFE agreements carrying the same terms as those disclosed above with discount rates of 85% and valuation caps of $13M. A total of $32,500 of these SAFE agreements were from the founders' immediate family members.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve

months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.